February 13, 2014

Daniel L. Gordon, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	United Development Funding IV
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-54383

Dear Mr. Gordon:

On behalf of our client, United Development Funding IV (the “Company”), please find below the Company’s response to the comment from the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 5, 2013 regarding Acquisition and Origination Fees disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2011.

Response:

The Company retained K&L Gates LLP (“K&L”) to assist it in responding to the Staff’s comment letters regarding Acquisition and Origination Fees. K&L in turn engaged Navigant Consulting, Inc. (“Navigant”) to assist it and the Company in responding to the Staff’s comment letters as well as to assist in determining and implementing the correct accounting treatment for loan origination costs under U.S. generally accepted accounting principles (“GAAP”), which is contained in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 310-20, Nonrefundable Fees and Other Costs (“ASC 310-20”). The Company has also engaged in regular discussions with its independent registered public accounting firm, Whitley Penn, regarding the issues at hand, and Whitley Penn has reviewed and concurs with the Company’s accounting conclusions as presented in this letter.

As discussed in more detail below, the Company and its accountants have completed the review and evaluation of the proper accounting treatment for loan origination costs under GAAP. The Company’s management has concluded that the previously issued (i) consolidated financial statements included in the Company’s Annual Reports on Form 10-K for the years ended December 31, 2010, 2011 and 2012, and each of the interim consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q for each of the quarters during this period, and (ii) each of the interim consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q for each of the first three quarters of 2013, contained accounting errors, but such errors were not material in nature. As such, the Company has concluded these previously issued financial statements can continue to be relied upon, and a restatement of these filings is not required. In addition, Whitley Penn has determined that its audit opinions and interim reviews with respect to the financial statements at issue can each continue to be relied upon. The Company expects to correct the cumulative errors discussed in the letter by recording an out of period adjustment in the fourth quarter of the year ended December 31, 2013 (such adjustment to be included in the Company’s 2013 Annual Report on Form 10-K to be filed on or before March 31, 2014).

Company History and Background of Issues

To provide some context on the Company and the issues at hand, a brief history of the Company, its business and its accounting practices follows.

The Company was organized in 2008 as a Maryland real estate investment trust (“REIT”). The Company’s business is primarily in originating, purchasing, participating in and holding for investment secured loans for the acquisition and development of parcels of real property as single-family residential lots and the construction of single-family homes. As of September 30, 2013, the Company’s loan portfolio was for property located in the state of Texas, with approximately two-thirds located in the Dallas, Texas area.

The historical assets, interest income and net income as of and for the years ended December 31, 2010, 2011 and 2012 and as of and for the nine months ended September 30, 2013 are presented below (in thousands).

Period	Total Assets	Interest Income	Net Income
December 31, 2010	$79,571	$4,054	$2,226
December 31, 2011	$166,456	$12,860	$7,880
December 31, 2012	$344,871	$26,997	$18,226
September 30, 2013	$552,484	$35,229	$25,320

The Company is externally managed and has no employees of its own. UMTH General Services, L.P. (“UMTH GS”) is the Company’s advisor and is responsible for managing the Company’s affairs on a day-to-day basis. UMTH Land Development, L.P. (“UMTH LD”) is the Company’s asset manager and oversees the investing and financing activities and provides recommendations to the Company’s Board of Trustees regarding investments and finance transactions, among other things. Both UMTH GS and UMTH LD are affiliated parties to the Company since a member of the Board of Trustees of the Company holds ownership interests in both UMTH GS and UMTH LD.

The Company originates three types of loan: a) Construction and Homebuilding, b) Finished Lot and c) Land Acquisition and Development. Each type of loan differs in complexity and therefore requires a different time investment in the loan origination process. Construction and Homebuilding loans are the least complex loans that the Company originates and require the smallest (but not insignificant) investment of time and resources in the origination process. Through September 30, 2013, the Company originated 11 Construction and Homebuilding loans. Finished Lot loans require slightly higher origination effort than Construction and Homebuilding loans. The Company originated 38 Finished Lot loans through September 30, 2013. Land Acquisition and Development loans are the most complex loans that require the largest time investment for origination. The Company originated 71 Land Acquisition and Development loans through September 30, 2013.1 The UMTH LD personnel who contributed time to originating these 121 loans through September 30, 2013 included the three members of UMTH LD’s Investment Committee2 along with a support staff of Managers, Loan Administrators and Interim Construction Specialists.

1 The Company also originated one “Reimbursement” loan through September 30, 2013. The origination process for this “Reimbursement” loan was similar in terms of time investment to a Land Acquisition and Development loan.

2 The principal function of UMTH LD’s Investment Committee is overseeing the investment and finance activities of the United Development Funding programs managed by UMTH LD.

The Company incurs acquisition and origination fees, payable to UMTH LD, equal to 3% of the net amount of capital raised from investors and available for investment in secured loans and other real estate assets (“Acquisition and Origination Fees”). Upon payment of the Acquisition and Origination Fees to UMTH LD, the Company either records a prepaid asset on its balance sheet, which represents the prepayment for loan origination services to be provided by UMTH LD or the Company relieves an accrued liability on its balance sheet representing unpaid Acquisition and Origination Fees payable. As loan origination services are rendered by UMTH LD and the Company disburses monies to borrowers, the Company reclassifies the respective prepaid asset to Notes Receivable, Notes Receivable—related parties, or Loan participation interest—related parties (depending on where the associated loan receivable is classified) and begins amortizing the loan origination costs.3 The Company amortizes the capitalized qualifying loan origination costs (in the form of Acquisition and Origination Fees) on a loan by loan basis over the expected life of the Company. For the 121 loans that the Company originated through September 30, 2013, the Company capitalized and is amortizing into expense approximately $15.7 million in Acquisition and Origination Fees.

3 At certain times, UMTH LD has originated loans ahead of the Company raising capital from investors. In these instances, the Company capitalized and began amortizing the loan origination costs for services provided by UMTH LD and recorded a liability to UMTH LD. The liability was then relieved during the Company’s next capital raise.

The Company has historically amortized Acquisition and Origination Fees into expense over the expected life of the Company. As of January 2013, the Company estimated that the Company would exist through approximately the end of 2019 and the Company accordingly amortized costs into expense on a straight-line basis assuming the Company’s end of life in 2019.4

The Company also incurs advisory fees, payable to UMTH GS, equal to 2% per annum of the average invested assets of the Company. The advisory fees cover day-to-day asset management functions including servicing of existing loans and as such these fees historically have been expensed as incurred.

Summary of Findings

With guidance from Navigant, the Company conducted a study to evaluate its historical accounting for loan origination costs and to correct any errors in the previous application of ASC 310-20.

After a review of the specific facts and circumstances surrounding the Company’s accounting for Acquisition and Origination Fees, the Company has concluded that its historical accounting was not in accordance with GAAP guidance in ASC 310-20. As further discussed below, substantially all of the $15.7 million of Acquisition and Origination Fees capitalized by the Company through September 30, 2013 are reasonable and supported by qualifying direct loan origination costs incurred by the Company in the loan origination process. Approximately $1.1 million of Acquisition and Origination Fees that were capitalized in 2010 and 2011 were not supported by qualifying direct loan origination costs incurred by the Company during those years. As discussed below, however, additional fees that qualify for capitalization were incurred in the subsequent fiscal year related to loans made from funds raised in the prior year. In addition, ASC 310-20 requires qualifying loan origination costs to be capitalized and amortized into expense over the life of the related loan while the Company amortized costs into expense using the estimated life of the Company. The Company has concluded that it erred in its previous application of ASC 310-20, and as a result of this error, the Company’s previously issued financial statements included misstatements.

4 Prior to January 2013, the Company estimated that the Company would have a seven year life and costs were amortized into expense using this assumption.

The estimated misstatements in the Company’s previously issued financial statements are summarized below as of and for the periods ended December 31, 2010, 2011 and 2012 and September 30, 2013.5

	2010	2011	2012	2013 (Q3)	Total
	($ in thousands, except per share amounts)
Amortization expense - as previously reported	$124	$412	$858	$1,270	$2,664
Amortization expense - as corrected	$285	$700	$1,964	$3,106	$6,055
Misstatement	$161	$288	$1,106	$1,836	$3,391
% misstatement	56.4%	41.2%	56.3%	59.1%

Net income - as previously reported	$2,226	$7,880	$18,226	$25,320
Net income - as corrected	$2,065	$7,592	$17,121	$23,483
Misstatement	$(161)	$(288)	$(1,106)	$(1,836)
% misstatement	-7.8%	-3.8%	-6.5%	-7.8%

EPS - as previously reported	$1.67	$1.66	$1.53	$0.99
EPS - as corrected	$1.55	$1.60	$1.44	$0.91
Misstatement	$(0.12)	$(0.06)	$(0.09)	$(0.07)
% misstatement	-7.8%	-3.8%	-6.5%	-7.8%

Acquisition and Origination Fees, net of amortization - as previously reported	$2,025	$4,062	$8,392	$13,055
Acquisition and Origination Fees, net of amortization - as corrected	$870	$2,619	$5,843	$8,670
Misstatement	$(1,155)	$(1,443)	$(2,549)	$(4,385)
% misstatement	-132.8%	-55.1%	-43.6%	-50.6%

Total assets - as previously reported	$79,571	$166,456	$344,871	$552,484
Total assets - as corrected	$78,637	$165,172	$342,449	$549,093
Misstatement	$(934)	$(1,283)	$(2,423)	$(3,391)
% misstatement	-1.2%	-0.8%	-0.7%	-0.6%

Upon review and discussion with the Company’s outside advisors, including Whitley Penn, the Company determined that its previous application of ASC 310-20 constituted an accounting error. Despite this error, after a review of all quantitative and qualitative factors (as discussed in more detail below), the Company determined that a restatement was not required since none of the previously issued financial statements were materially misstated (and therefore can continue to be relied upon). Further, Whitley Penn has determined that its audit opinions and interim reviews with respect to the financial statements at issue can each continue to be relied upon. The Company will correct the cumulative errors by recording an out of period adjustment in the fourth quarter of the year ended December 31, 2013 (such adjustment to be included in the Company’s 2013 Annual Report on Form 10-K to be filed on or before March 31, 2014).

5 The Company originated two loans in December 2009. Since the first month of amortization for these two loans was January 2010, the period ended December 31, 2009 was not misstated.

Relevant Accounting Standards

ASC 310-20 establishes standards of financial accounting and reporting for costs associated with lending activities and is the applicable guidance in determining how the Company should account for the Acquisition and Origination Fees paid to its asset manager, UMTH LD. The relevant sections of ASC 310-20 that are applicable to the Company are discussed below.

ASC 310-20-25-2 calls for direct loan origination costs to be deferred. ASC 310-20-20 defines direct loan origination costs as either a) incremental direct costs of loan origination incurred in transactions with independent third parties or b) certain costs directly related to specified activities performed by the lender for that loan. Further, ASC 310-20-20 includes the following examples of activities that qualify as direct loan origination costs under the second definition of the term: a) evaluating the prospective borrower’s financial condition, b) evaluating and recording guarantees, collateral, and other security arrangements, c) negotiating loan terms, d) preparing and processing loan documents and e) closing the transaction. ASC 310-20-05-2 also notes that in practice, direct loan origination costs have many different names including “placement fees.”

The Company historically relied on the first definition of direct loan origination costs (i.e. costs incurred through transactions with independent third parties) in its assertion that Acquisition and Origination Fees paid to UMTH LD qualify as direct loan origination costs. As noted earlier in this letter, UMTH LD is an affiliate of the Company. Nonetheless, the Company believes that UMTH LD does qualify as an independent third party under the guidance issued in ASC 310-20-55-9, 10. More specifically, UMTH LD is not under the control of the Company and the ownership interest in UMTH LD held by a member of the Board of Trustees of the Company is not of significance. Notwithstanding these facts, for the purpose of the analysis provided in this letter, the Company has proceeded under the assumption that UMTH LD does not qualify as an independent third party and has therefore relied on the second definition of direct loan origination costs (i.e. costs directly related to specified activities performed by the lender) to determine the amount of costs that qualify for deferral under ASC 310-20. ASC 310-20-25-25 specifically allows for costs paid to third parties who are not independent but who are also not employees of the company (as is the case with UMTH LD) to be deferred as direct loan origination costs as long as those costs meet the definition of direct loan origination costs as just discussed.

ASC 310-20-20 provides that the costs related to direct loan origination services shall include the total compensation of the individuals involved in providing the direct loan origination services. Total compensation includes the applicable portion of salary, benefits and bonuses.6 In determining the amount of direct loan origination costs that a company has incurred and are therefore eligible for deferral, ASC 310-20-25-8 allows the use of standard costing methods as an estimate. The guidance specifically allows for standard costing methods to be used when the cost of origination is similar for certain types of loans. In the case of the Company, through the process described in the Analysis section below, the Company was able to determine that each of the three types of loan that the Company originates has a reliable standard cost of origination.

Finally, ASC 310-20-35-18 states that direct loan origination costs should be amortized into expense over the life of the related loan using the interest method. The guidance offers several exceptions to the use of the interest method and allows amortization using the straight-line method in certain circumstances. As discussed in more detail below, the Company has concluded that its loans meet the conditions prescribed in ASC 310-20 to be amortized using the straight-line method and is recording an out of period adjustment in the fourth quarter of 2013, in part, to correct the amortization period for each loan from the life of the Company to the life of the related loan.

6 See ASC 310-20-20 and 310-20-25-6.

Analysis

In determining whether the costs deferred by the Company were allowable and supportable under ASC 310-20, the Company, with guidance from Navigant, took a two track approach. Each approach is discussed in more detail below.

Track One

Under the first track, the Company determined a range of hours for each of the three types of loan originated by the Company (Construction and Homebuilding loans, Finished Lot loans and Land Acquisition and Development loans). This range of hours represented the amount of time spent on average on originating each type of loan. The range of hours was determined by documenting a process chart (matrix checklist) of every step involved in originating each type of loan. This was performed through an interview process with the three members of UMTH LD’s Investment Committee as well as other employees of UMTH LD, including Managers, Loan Administrators, Interim Construction Specialists and employees who perform executive management functions for the Company.

Each process was identified as applicable across all loan types or specific to one type of loan. The description of the steps involved in each process was also included in the matrix checklist. The matrix checklist is attached as Exhibit A to this letter.

Through the interview process and a review of the processes involved in loan origination as detailed in Exhibit A, Navigant gained an understanding of the activities performed by UMTH LD when originating each type of loan and the factors that drove the amount of time spent originating each type of loan. Navigant also made inquiries as to any efficiencies gained inception to date in the origination process. Due to the nature of the loans that the Company provides to borrowers, efficiencies (time reductions) in the origination process are difficult to achieve over time since each loan has unique characteristics that must be evaluated regardless of prior experience (i.e. the Company’s loans are not homogenous and each loan is a custom deal). Navigant and the Company concluded that each of the three loan categories could be assigned within a range a standard amount of time that it took to originate a loan in that specific category. Based on the low end of the ranges determined above, Navigant and the Company concluded that on average, Construction and Homebuilding loans took approximately 155 person hours in the origination process, Finished Lot loans took approximately 190 person hours in the origination process and Land Acquisition and Development loans took approximately 280 person hours in the origination process.7 These estimates were applicable to loans originated in all years 2009 through 2013 and encompassed time spent by the three members of UMTH LD’s Investment Committee as well as the supporting staff of Managers, Loan Administrators and Interim Construction Specialists.

Track Two

Under the second track, under Navigant’s direction, the three members of UMTH LD’s Investment Committee recreated their time records for the full year of 2010. The result was a detailed analysis that showed hour by hour, day by day the amount of time by loan that each individual spent on loan origination activities in 2010. These detailed time records were recreated independently from the Track One process. In recreating the detailed time records for 2010, each individual reviewed his email communications (sent and received mail), calendar entries, meeting notices and personal notebooks that indicated how he spent his time during the year, on a loan-by-loan basis.8

7 Additional hours are incurred on Construction and Homebuilding loans by Interim Construction Specialists as loans for the construction of individual homes are issued under the master loan. These hours are in addition to the 155 hours contemplated for each master loan.

8 Due to the insignificant nature of the total compensation of Managers, Loan Administrators and Interim Construction Specialists in comparison to the total compensation of the three members of UMTH LD’s Investment Committee, time studies were not deemed necessary for these individuals.

Navigant performed reasonableness tests to validate the amount of time allocated to loan origination in the time records produced for 2010. Navigant interviewed the Investment Committee members and made inquiries regarding work performed by each individual throughout the year on non-loan origination activities to ensure non-loan origination activities (e.g. asset management, dead deals, soliciting potential borrowers) were not included in the allocated time. Navigant also made inquiries regarding any efficiencies gained in the origination process attributable to originating similar loans, lending to repeat borrowers, or lending for projects in the same market or submarket. Navigant also reviewed the descriptions compiled in the time records to ensure that time allocated to loan origination was allowable under ASC 310-20.

Detailed time records were not created for 2009, 2011, 2012 or 2013. The creation of time records for 2009, 2011, 2012 and 2013 would require a total of at least 60 person days of effort per person involved in the loan origination process. In light of the work performed for 2010 and the conclusion that the amount of time spent on qualifying loan origination activities in subsequent years had not declined in any substantive respect, the Company does not believe it is necessary to request each individual involved in the loan origination process to commit at least 60 person days (480 hours) to compiling time records for prior periods. In addition, there is clear evidence of contemporaneous loan origination work done in all years (e.g. closing binders, closing memos, alternative exit strategies, RSI and Metrostudy data9, borrower financial data and public filings, other supporting data located on electronic data repositories). Also, as described earlier, ASC 310-20-25-8 permits the use of standard costing methods in determining the direct loan origination costs allowable for deferral.

9 Residential Strategies, Inc. (“RSI”) provides market research and consulting services to home builders, lot developers, lenders and other professionals serving the new home industry. Metrostudy provides primary and secondary market information to the housing, retail and related industries.

Results

The time records recreated for 2010 under Track Two corroborated the results of the evaluation process undertaken under Track One to develop the standard number of hours spent on origination activities for each type of loan (i.e. using the time records created for 2010 and using the standard costing method described in Track One resulted in approximately the same average amount of hours spent on originating each type of loan in 2010). The combination of these two review processes provided the Company with comfort that the number of hours determined for each type of loan using the Track One approach was accurate and reliable and could be used to determine the time spent on origination activities in 2009, 2011, 2012 and 2013. 2010 was also a representative year to perform this comparison, since it had a diverse mix of loans originated by the Company—16% of loans originated in 2010 were Construction and Homebuilding loans, 44% were Finished Lot loans and 40% were Land Acquisition and Development loans. The Company believes that the types of services noted in Exhibit A qualify as direct loan origination services as defined in ASC 310-20 and that the compensation paid to UMTH LD in the form of Acquisition and Origination Fees are specifically in consideration for these services. Thus, the aggregate of these costs should have been deferred by the Company in accordance with ASC 310-20.

Once a standard hour metric was determined and validated, the Company developed a rate per hour that would represent the total eligible compensation allowable under ASC 310-20 to be applied to the standard number of hours involved in origination activities for each loan originated by the Company. The Company included salary, bonus and partnership distributions in the total compensation of the individuals involved in the loan origination process since these items were all parts of the total compensation paid to these individuals. Once the total eligible compensation was determined for each individual involved in the loan origination process, an estimate of the total number of hours worked in each year was developed. Then, the total compensation was divided by the total number of hours worked each year to calculate the valid rate per hour that each person was compensated. The table below shows the number of loans originated each year by type of loan.

		Number of Loans Originated
Year		Construction and Homebuilding Loans	Finished Lot Loans	Land Acquisition and Development Loans
2009		2	-	-
2010		4	11	10
2011		3	11	9
2012	*	1	11	21
2013		1	5	31

* The Company also originated one Reimbursement loan in 2012.

The table below shows the total number of person hours incurred by all of the individuals involved in the loan origination process by year along with the weighted average eligible compensation rate applicable to each year. The product of these two figures represents the total direct loan origination costs eligible for deferral under ASC 310-20.

	Total Person Hours Spent on Qualifying Direct Loan Origination Activities
Year	Construction and Homebuilding Loans	Finished Lot Loans	Land Acquisition and Development Loans	Weighted Average Rate Per Hour	Total Direct Loan Origination Costs Eligible for Deferral (in thousands)
2009	155	-	-	$220	$34
2010	513	1,900	2,520	$226	$1,114
2011	1,077	2,090	2,240	$439	$2,376
2012	2,183	2,090	5,320	$604	$5,790
2013	2,927	1,330	7,280	$714	$8,238

As can be seen from this table, the rate per hour increased over time in conjunction with increases to total compensation of the individuals responsible for loan origination activities. Navigant made inquiries of the Company to validate the rate increases and found them to reflect actual compensation amounts.

The table below presents the total direct loan origination costs eligible for deferral using the standard costing method described above as compared to the amount of costs previously deferred in each year.

Year	Total Direct Loan Origination Costs Eligible for Deferral	Costs Previously Deferred
	(in thousands)
2009	$34	$40
2010	1,114	2,109
2011	2,376	2,449
2012	5,790	5,189
2013	8,238	5,933

Over the approximately five year period covered and for 2012 and 2013 individually, the total costs determined to be deferrable using the standard costing method exceeds the costs that were historically deferred. As a result of the over-capitalization of $995,000 and $73,000 of loan origination costs in 2010 and 2011, respectively, adjustments would be required to reclassify these amounts from the relevant loan receivable accounts to first reduce any liability that existed to UMTH LD for loans that UMTH LD originated in advance of the Company’s capital raising and with the remaining balance going to set up a prepaid asset.10 The Company does not believe it is appropriate to expense the over-capitalizations in 2010 or 2011 since, as discussed earlier, the Company pays UMTH LD for loan origination services in advance of receiving those services. Through the remaining life of the Company, as the Company continues to originate loans and receive loan origination services from UMTH LD, the residual amount that was reclassified to a prepaid asset will be transferred to the relevant loan receivable account and amortized into expense. The prepaid asset carried over at the end of each fiscal year has been evaluated to ensure that the balance ultimately was capitalized as direct loan origination costs only with respect to loans made from funds raised prior to the end of the fiscal year.

10 The $6,000 over-capitalization in 2009 is insignificant and therefore was not considered for adjustment.

After analyzing the previously deferred loan origination costs, the Company evaluated the amortization period and determined that in accordance with ASC 310-20 loan origination costs should have been amortized over the life of the related loans. Therefore, the Company recalculated the amortization using the original term of each loan. Adjustments would be required in each annual and interim period from March 31, 2010 through September 30, 2013 in order to correct the amortization period.

Finally, the Company has evaluated the appropriateness of its historical use of the straight-line method as opposed to the interest method. The loans that the Company originates do not have fixed schedule repayment terms and repayments are instead generally tied to net cash generated by the sale of assets by its borrowers at future dates. Loans issued by the Company also allow for borrowers to draw down cash as needed throughout a project’s life and also to re-draw funds previously repaid. After review of these facts and circumstances, the Company believes that it was appropriate in applying the straight-line method of amortization as provided under ASC 310-20.

Materiality Assessment of Prior Period Errors

As the Staff is aware, materiality is a highly subjective area of accounting that requires significant professional judgment on the part of company management in determining whether a misstatement would be considered material to users of its financial statements. The Company is aware of the Staff’s statements and guidance in this area, including SEC Staff Accounting Bulletin No. 108 (“SAB 108”), SEC Staff Accounting Bulletin No. 99 (“SAB 99”) and less formal guidance provided by the Staff from time to time. As management of the Company evaluated the materiality of the errors identified in its previously issued financial statements and the adjustments required to correct those errors, all aspects of materiality were considered, both quantitative and qualitative, and the Company referred to the guidance set forth in both SAB 108 and SAB 99 (including an analysis under both the “rollover” and “iron curtain” methods described in SAB 108).

On a quantitative basis, the Company evaluated the misstatements in its previously issued financial statements using several metrics, including but not limited to, impact on net income, earnings per share, total assets, total liabilities, cash provided by or used in operations, funds from operations and modified funds from operations. With the exception of the initial quarters of 2010, when the Company was just beginning its operations (discussed in more detail below), on a quantitative basis alone the Company concluded that the misstatements in its previously issued financial statements would not be material to users of its financial statements (as illustrated by the table above).

On a qualitative basis, the Company considered many factors in determining whether the misstatements in its previously issued financial statements were material, including, among others, whether the adjustments resulted in a change in the earnings trend of the Company or a change from a profit to a loss or vice versa in any period. In addition, there were qualitative factors specific to the Company and its industry that were considered, including that the primary motive for investors in the Company (as is the case with REITs in general and, importantly, more so for non-exchange-traded REITs like the Company) is dividends and the certainty of dividends, rather than capital appreciation. The Company’s distributions to investors are calculated on tax based accounting11 and the misstatements of amortization expense have no impact on taxable income or distributions to shareholders. In addition, the Company believes that changes to earnings per share or other quantitative metrics would not have resulted in market moving trades since shares of the Company are not listed or traded on a public stock exchange and investors cannot easily sell or trade their investments in the Company. The misstatements also did not have an impact on the cash flows of the Company, and did not impact loan covenants, contractual obligations or management compensation. Management also considered whether there were any other unrecorded audit adjustments during the periods that would also affect the materiality determination, and noted that there were none. Even where the quantitative impact was more pronounced in the first three quarters of 2010, the impact resulted in no change to taxable income or distributions to shareholders and, as discussed above, the Company believes it was not material as a result of those qualitative factors. The Company also notes that it considered qualitative factors such as the nature of the error, the manner in which it was detected and the number of periods impacted by the error over time. Notwithstanding these “negative” factors, after thorough evaluation, there were no qualitative factors that resulted in a conclusion that the Company’s previously issued financial statements were materially misstated.

11 The Company must distribute 90% of its taxable income each year in order to maintain its REIT status.

After carefully considering all of the quantitative and qualitative aspects of the misstatements to its previously issued financial statements, the Company concluded that taken as a whole, the misstatements would not be considered material to users of its financial statements.

Conclusion

In summary, the Company has identified errors in its previously filed financial statements for each interim and annual period from March 31, 2010 through September 30, 2013. The Company has evaluated these errors and has determined that they are not material to any of the previously issued financial statements. The Company will record an out of period adjustment in the fourth quarter of the year ended December 31, 2013 to correct the accumulation of errors in prior periods. Since recording the out of period adjustment will not result in a material misstatement of the Company’s 2013 financial statements, the previously issued financial statements will not be adjusted in the Company’s 2013 Form 10-K filing due on March 31, 2014. The Company will include in its 2013 Form 10-K filing any disclosures required by GAAP regarding the out of period adjustment’s impact to the fourth quarter 2013 financial information that will be included in the notes of the 2013 Form 10-K. The Company also will continue in future periods to amortize capitalized Acquisition and Origination Fees over the original terms of the loans.

* * *

If you any questions or comments, please call me at (202) 778-9401 at your earliest convenience.

Very truly yours,

/s/ Phillip J. Kardis II

Phillip J. Kardis II

Enclosure

cc:	Jeff Lawlis, CPA, Whitley Penn
Anthony B. Creamer III, CPA, Navigant
John M. Riley, CPA, Navigant

Exhibit A

Loan Origination Process	Steps Involved in Process	Applicability

Loan Request	A client brings a project to UMTH LD for review and requests a loan. Alternatively, the Members of the Investment Committee review the portfolios, identify loan opportunities, create the pipeline of future projects and source those opportunities to UDF clients.	All Loans

Initial Project Analysis	Asset managers gather initial information about the potential project (including the type of loan requested – construction and homebuilding, finished lot or land acquisition and development, the site location, builders, and factors unique to the transaction). Discussions amongst and between the Investment Committee Members regarding the loan, the loan terms, and the loan structure also occur at this point. Usually, the initial project analysis involves several rounds of information requests from UMTH LD and the Investment Committee’s review of the responses. If the Investment Committee has interest in the project, it moves forward as a potential loan origination. If not, the deal dies.	All Loans

On-Site Analysis	A detailed site analysis is performed, including on-site visits, review of availability of ingress and egress, ease of commuting to major metropolitan areas, school district desirability, the location of existing and potential school sites, the location of existing and future shopping centers, parks and other amenities. UMTH LD oversees and assists in the analysis, and communicates with the other Investment Committee Members.	All Loans

Borrower Assessment	Borrower performance is assessed, with a focus on past performance, expertise, and the borrower’s relationships with other developers and homebuilders. Financial statements and tax returns of the borrower’s development and homebuilding businesses are reviewed, and an assessment of the borrower’s performance in various submarkets and specific business segments is conducted.	All Loans

Planning and Zoning Evaluation	A detailed assessment of the land plan, planning and zoning status, city or county acceptance process and standards, is performed. Usable acreage, pod sizes and phases, lot sizes, number of lots per phase and per size are analyzed. Asset managers may attend city council meetings. UMTH LD oversees and assists in the analysis, and communicates with the other Investment Committee Members. The Company may require changes to proceed with the loan.	Land Acquisition & Development Loans Only

Engineering Due Diligence Assessment	The borrower and/or an independent land planning and civil engineering firm performs engineering studies to assess the ability and cost to develop the land per the land plan and development plans. These plans include the capacity and cost of the development of the project, including storm and sanitary sewers, streets, sidewalks, detention ponds, lift stations, greenways, amenity centers, grading plans, soils reports, and tree surveys. Budgets are created based on the estimated costs to develop the project. UMTH LD oversees and reviews the engineering studies and budgets, and communicates with the other Investment Committee Members. The Company may require changes to proceed with the loan.	Land Acquisition & Development Loans Only

Special Studies Review	Special studies may be required such as traffic studies, impact on historical sites and endangered species studies. UMTH LD oversees and reviews the studies, and communicates with the other Investment Committee Members.	Land Acquisition & Development Loans Only

Easements Assessment	Easements over adjacent properties are often required to obtain franchise utility access, access to water or sewer sources or ingress and egress to the property. The ability to obtain necessary easements, and the cost of obtaining them (which may involve property swaps or purchase of adjoining acreage) are assessed. UMTH LD oversees and reviews the studies, and communicates with the other Investment Committee Members.	Land Acquisition & Development Loans Only

Environmental Studies Review	The borrower conducts a phase one environmental study to determine if any environmental conditions exist. UMTH LD oversees and reviews the environmental studies, and communicates with the other Investment Committee Members.	All Loans

Mineral Rights Review	An assessment of mineral rights is conducted. For land acquisition and development loans, this may involve planning well sites and obtaining surface right waivers from the holders of mineral rights. UMTH LD oversees and reviews the mineral rights issues, and communicates with the other Investment Committee Members.	All Loans

Exhibit A

Loan Origination Process	Steps Involved in Process	Applicability

MUD/PID Districts Evaluation	Developer reimbursements may benefit the project. In these cases, UMTH LD assesses the district and its past performance, the reimbursement agreements with the developer, the timing of bond sales (which is dependent upon assessed home value), and the potential revenue stream to the developer. UMTH LD oversees and reviews the MUD/PID districts, and communicates with the other Investment Committee Members.	Land Acquisition & Development Loans Only

HOA Evaluation	The terms and conditions of the homeowners association and CCRs are reviewed and assessed. Deed restrictions (such as minimum lot size and other neighborhood restrictions) are reviewed and assessed. UMTH LD oversees and reviews any issues, and communicates with the other Investment Committee Members.	All Loans

Title Review	The current state of title (exception items, lien status) is reviewed and assessed. The title agent and title insurance company are reviewed. UMTH LD conducts in-house title review and also obtains outside review from legal counsel in some cases.	All Loans

Macro-Economic Analysis	Market demand, supply, and homebuilding and banking fundamentals and conditions are evaluated in real time, and forecasted economic conditions are analyzed and projected (housing supply and demand, job growth, wages, etc.) The Investment Committee gathers and reviews information from public homebuilding reports (Meritage, DR Horton, Lennar, and other public production homebuilders active in the market), analyst Q&A, the Dallas federal reserve, US census bureau data, consumer sentiment reports, Texas A&M Real Estate Center, and public bank reports (to assess lending activities).	All Loans

Sub-Market Analysis	Metrostudy and/or RSI reports are reviewed and current updated reports are ordered for the specific submarket and assessed by the Investment Committee. Areas of review include homebuilding programs in the area, new home inventory, sales and prices, absorption, vacant developed lot supply, and lots under development. In addition, UMTH LD assesses developer programs in the area (projects under development, and planned projects not yet under development). UMTH LD also assesses trends and projections in housing starts, home and finished lot sales, and risk analysis. UMTH LD also assesses land and finished lot prices in the submarket.	All Loans

Lot Contract Analysis	The status and terms (including pricing, absorption, escalators, earnest money) of the lot sale contracts between the developers and the builders are reviewed and assessed. UMTH LD may require changes in order to proceed with the loan. UMTH LD oversees and reviews any issues, and communicates with the other Investment Committee Members.	All Loans

Appraisal Review	A third party appraisal is ordered and reviewed by the Investment Committee Members.	All Loans

Collateral Evaluation	The collateral is assessed. This involves assessment of the land, lots and finished homes on an “as completed” basis, as well as (if applicable) assessments of the pledge of the equity interests in the borrower, assignments of lot sale contracts, assignments of reimbursement rights, guarantees, and cross-collateral agreements. The anticipated cash flow from the collateral securing the loan is also assessed.	All Loans

Exit Strategy Analysis	The primary exit strategy and the alternative exit strategies are assessed. Investment Committee Members review and analyze the anticipated sources of loan repayment, including alternative homebuilders, lot purchasers and developers, refinance opportunities, and other sources of repayment.	All Loans

Loan Structure	The loan structure and security for the loan is determined in-house. Where builders have put up earnest money for a project, agreements between the Company and the builders are required. Where the Company is in a subordinate position, subordination agreements are negotiated with the banks. Critical structure decisions are determined by the Investment Committee Members, to include priority of lien position, term of loan, interest rate, and payment requirements.	All Loans

Economic Feasibility Study	A confidential and proprietary life-of-project economic feasibility study is performed. In order for a loan to meet the EFS criteria, the borrower’s projected cash flow from the underlying residential real estate must be sufficient to support the cost of the loan (determined by using the borrower’s financial projections). UMTH LD independently reviews lot, land and home acquisition and disposition assumptions, lot and land prices within the marketplace, lot land and home demand within the marketplace and lot, land and home absorption within the marketplace Timelines and project assumptions are vetted. The study is reviewed and commented on by Investment Committee Members. Changes may be required to proceed with the loan.	All Loans

Exhibit A

Loan Origination Process	Steps Involved in Process	Applicability

Loan Documentation	The loan documentation is ordered from a law firm or (in the case of interim construction loans) may be prepared in-house based on forms prepared by the law firm. Loan documents include loan agreements, promissory note, guarantees, assignments of lot sale contracts, assignments of reimbursement rights, financial statement certifications, certification of company organizational documents, IRS tax forms, and other documents specific to the transaction. The loan documents are reviewed and commented on by UMTH LD in-house.	All Loans

Loan Funding	The source of the funding of the loan is determined. In certain cases, third party financing sources (such as bank loans) are used to source the loan or to refinance in part the initial financing sources. The Investment Committee Members discuss the mix of leverage and equity and analyze the resulting yield, and determine the loan funding sources.	All Loans

Investment Committee Approval Package	An Investment Committee approval package is prepared by Members of the Investment Committee and Asset Managers, which includes a detailed closing memorandum and an Investment Committee approval form. The Investment Committee Members review and comment on the package, and discuss issues. Additional changes may be required in order to proceed with the loan. The Investment Committee provides the Board of Trustees with recommendations regarding the proposed loan transactions.	All Loans

Trustee Approval Package	Once the Investment Committee Members have signed the Investment Committee approval form, a trustee approval package including the investment summary and recommendation is prepared and presented to the trustees which includes transaction terms, loan structure, underwriting, collateral, prior performance, risk management, and capital structure.	All Loans

Closing	UMTH LD oversees any issues which arise in the closing and funding of the loan followed by a quality control review of the loan closing documents and creation of a virtual loan file and set up of loan servicing procedures to provide documentation to accounting.	All Loans

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